                                                              EXHIBIT 99.(a)(11)


               IN THE COURT OF CHANCERY IN THE STATE OF DELAWARE
                          IN AND FOR NEW CASTLE COUNTY

------------------------------X
IN RE: MCAFEE.COM CORP        :     CONSOLIDATED
SHAREHOLDERS LITIGATION       :     C.A. NO. 19481-NC
------------------------------X

                     SECOND AMENDED CLASS ACTION COMPLAINT

     Plaintiffs allege upon knowledge as to themselves and their own acts and upon information and belief as to all other matters, as follows:

                              NATURE OF THE ACTION

     1. This is a class action on behalf of the public stockholders of McAfee.com Corp. ("McAfee" or the "Company") seeking to enjoin the proposed acquisition of the publicly-owned shares of McAfee's common stock by its controlling shareholder, defendant Network Associates Inc. ("Network"), and for other appropriate relief.

     2. On or about March 18, 2002, Network offered to acquire all of the outstanding shares of McAfee common stock that it did not already own for 0.675 shares of Network common stock per McAfee share (the "Initial Offer"). Based upon the closing price of Network common stock on the last trading day before the Initial Offer, the Initial Offer valued McAfee common stock at approximately $18.64 per share.

     3. The constituent actions consolidated under the above caption were filed in response to the Initial Offer. Plaintiffs alleged, among other things, that the consideration Network was offering was grossly unfair and inadequate and that Network had failed to provide full and fair information concerning the Initial Offer in its tender offer materials.

     4. Following discussions and negotiations with plaintiffs' counsel and contemporaneous discussions and negotiations with a special committee of McAfee directors, on or about April 10, 2002, Network increased the consideration it was offering McAfee's minority shareholders from 0.675 shares of Network common stock per McAfee share to 0.78 shares of Network common stock per McAfee share (the "Revised Offer"). Moreover, Network agreed that it would not complete the exchange offer unless a majority of McAfee's minority shares were tendered into the Revised Offer. McAfee.com's board of directors recommended that the Company's minority stockholders accept the Revised Offer and tender their shares to Network.

     5. However, approximately two weeks later, on or about April 25, 2002, Network announced that it was withdrawing the Revised Offer. According to Network, the withdrawal of the Revised Offer was prompted by Network's discovery that it needed to restate its year end results for 1999 and 2000 due to "accounting inaccuracies." Network stated that its audit committee was commencing an internal investigation to determine the full scope and magnitude of the planned restatement.

     6. On or about May 17, 2002, Network announced that it had completed its internal investigation and that it was restating its results of operations and balance sheets for the years ended December 31, 1998, 1999 and 2000. In addition, to give effect to accumulated prior period adjustments and their related tax impacts, Network disclosed that it would restate its December 31, 2001 and March 31, 2002 balance sheets. According to Network, the results of operations for the year ended December 31, 2001 and the quarter ended March 31, 2002 were not impacted by the restatements. Network represented that it anticipated filing restated financial statements with the Securities & Exchange Commission (the "SEC") by the end of June 2002.

     7. On or about July 1, 2002, Network announced that it planned to renew the exchange offer for all of the publicly held shares of McAfee Class A common stock, the only class of McAfee stock publicly owned. Specifically, Network stated that it is offering McAfee's minority shareholders 0.78 shares of Network common stock for each share of McAfee Class A common stock held (the "Renewed Offer"). In addition to having the same exchange ratio as previously recommended by McAfee's Board, Network stated that the other terms of the Renewed Offer are expected to be the same, with "limited modifications to the conditions of the offer."

        8. Although an exchange ratio of 0.78 was previously approved and recommended by a special committee on McAfee's board in early April of 2002, Network has not sought approval from the McAfee special committee with respect to the Renewed Offer. Network has launched the Renewed Offer without awaiting a recommendation from or engaging in any negotiations with the McAfee special committee.

        9. Due to facts which have come to light since withdrawal of the Revised Offer, it is evident that the exchange ratio of 0.78 Network shares for McAfee's Class A shares is unfair and inadequate to McAfee's minority shareholders, because, among other things, the intrinsic value of McAfee's publicly owned stock is in excess of the value offered, giving due consideration to the Company's growth opportunities, anticipated operating results, and future profitability. Most notably, since withdrawal of the Revised Offer, several factors have made McAfee common stock materially more valuable vis-a-vis Network common stock. For example, in May 2002, McAfee reported excellent results of operations for the quarter ended March 31, 2002. Specifically, the Company reported quarterly net income of approximately $5.5 million, compared to net income of only $909,000 during the prior quarter.

        10. Network, in contrast, experienced a substantial decline during the first quarter of 2002. For the quarter ended March 31, 2002, Network reported pro forma net earnings, excluding its interest in McAfee, of $15.9 million or $0.09 per share. For the prior quarter, Network had reported net earnings, excluding McAfee, of $40.5 million, or $0.23 per share.

        11. Moreover, several analysts have touted McAfee's future prospects since the termination of the Revised Offer. For example, on or about May 24, 2002, JP Morgan upgraded McAfee to "long term buy" due to several positive factors, including its belief that:

            - McAfee's new services and new distribution channels will likely increase the Company's subscriber growth; and

            - McAfee is likely close to expanding its partnership with Microsoft.

JP Morgan's report concluded by setting a 6 month price target for McAfee common stock of $20.00 per share. Similarly, in a research report dated July 1, 2002, Legg Mason Wood Walker, Inc. opined that McAfee's "fundamentals (new sub additions and better success selling add-on services like its personal firewall service) are likely to be on an upward trend."

        12. Thus, in light of McAfee's recent financial performance, current opportunities for growth, Network's decline and additional factors described herein, the Renewed Offer's exchange ratio is wholly inadequate.

        13. Further, the documents to be disseminated to McAfee's public shareholders in connection with the transaction, including the Form S-4 Registration Statement filed by Network with the SEC on or about July 2, 2002 (the "Registration Statement"), are materially misleading and fail to provide McAfee's minority shareholders with essential and meaningful information they need to evaluate the Renewed Offer.

     14. In a transaction such as the one at issue here, the majority shareholder bears the burden of making complete disclosure of all material facts relevant to the minority shareholders' decision whether to accept the consideration offered. Among other things, in connection with the Registration Statement, Network has violated its disclosure obligations by:

          - failing to disclose the specific subject matter of the SEC's continuing investigation into Network's operations and financial reporting;

          - failing to disclose the corrective steps Network has taken, if any, to remedy the "accounting inaccuracies" that caused the material restatement of Network's results of operations for 1998, 1999, and 2000;

          - failing to explain why Network has not sought approval of the Renewed Offer from McAfee's special committee, notwithstanding the fact that the special committee approved and recommended an exchange ratio of 0.78 in early April 2002;

          - failing to identify the potential impact on McAfee's revenues, earnings and competitive positioning of McAfee's pending partnership expansion with Microsoft. The only projections for McAfee disclosed by Network were prepared in early April 2002, approximately three months ago;

          - failing to disclose that the 3% premium implied by the Renewed Offer's exchange ratio is materially inadequate when compared to comparable transactions;

          - failing to disclose that Network has attempted to limit McAfee's rights under the parties' reseller's agreements in an effort to bolster Network's financial performance to the detriment of the Company; and

            - failing to disclose the respective financial performances of Network and McAfee during the fiscal quarter ended June 30, 2002.

        15. In sum, Network is attempting to acquire McAfee's public shareholders' financial stake without affording them fair consideration for their shares and full and candid disclosures. Injunctive relief in this action is essential to protect the interests of McAfee's minority shareholders.

                                  THE PARTIES

        16. Plaintiffs have been the owners of shares of the Class A common stock of the Company since prior to the transactions herein complained of and continuously to date.

        17. McAfee is a corporation duly organized and existing under the laws of the State of Delaware with its principal executive offices located at 535 Oakwood Parkway, Sunnyvale, California. McAfee is a security application service provider, or ASP, delivering security applications software and related services through an Internet browser. The McAfee applications allow users to detect and eliminate viruses on their PCs, repair their PCs from damage caused by viruses, optimize their hard drives and update their PCs' virus protection system with current software patches and upgrades. McAfee also offers customers access to McAfee.com Personal Firewall, McAfee.com Wireless Security Center and McAfee.com Internet Privacy Service.

        18. Defendant Network is a corporation duly organized and existing under the laws of Delaware with its principal executive offices located at 3965 Freedom Circle, Santa Clara, California. Network is a leading supplier of network security and network management solutions comprised of three product groups: McAfee Security, delivering world-class anti-virus and security products; Sniffer Technologies, a leader in network availability and system security, and Magic Solutions, a leader in innovative service management solutions. Network conducts business in the United States, Europe, Japan, Canada, Asia-Pacific and Latin America. Network owns 100% of McAfee's Class B common stock, approximately 36 million shares. The Class B common stock represents 75% of the economic interest in, and approximately 90% of the total voting power of, McAfee. McAfee's Class B common stock is identical to its Class A common stock, except that the Class A common stock has one vote per share and the Class B common stock has three votes per share and the Class B common stock is convertible at any time into shares of Class A common stock.

     19. Defendant George Samenuk ("Samenuk") is and has been at all relevant times a director of the Company. Samenuk also serves as Chief Executive Officer and Chairman of the Board of Network.

     20. Defendant Stephen C. Richards ("Richards") is and has been at all relevant times a director of the Company. Richards also serves as Chief Financial Officer and Chief Operating Officer of Network.

     21. Defendant Srivats Sampath ("Sampath") is and has been at all relevant times Chairman of the Board and Chief Executive Officer of the Company. Sampath was employed by Network prior to joining McAfee in December 1998.

     22. The Individual Defendants are in a fiduciary relationship with plaintiffs and the other public stockholders of McAfee and owe them the highest obligations of good faith, fair dealing, due care, loyalty and full and candid disclosure.

     23. Defendant Network, through its majority stock ownership and dominance of the

McAfee Board, controls McAfee. As such, defendant Network is in a fiduciary relationship with plaintiffs and the other public stockholders of McAfee and owes them the highest obligations of good faith, fair dealing, due care, loyalty and full and candid disclosure.

                            CLASS ACTION ALLEGATIONS

     24. Plaintiffs bring this action on their own behalf and as a class action, pursuant to Rule 23 of the Rules of the Court of Chancery, on behalf of all McAfee Class A stockholders (except defendants herein and any person, firm, trust, corporation or other entity related to or affiliated with any of the defendants) and their successors in interest, who are or will be threatened with injury arising from defendants' actions as more fully described herein.

     25.  This action is properly maintainable as a class action.

     26. The class is so numerous that joinder of all Class members is impracticable. There are approximately 13 million shares of McAfee Class A common stock outstanding owned by hundreds, if not thousands, of Class members.

     27. There are questions of law and fact which are common to the Class including, inter alia, the following:

          (a) whether defendants have breached their fiduciary and other common law duties owed by them to plaintiffs and the members of the Class; and

          (b) whether plaintiffs and the other members of the Class will be damaged irreparably by defendants' conduct described herein.

     28. Plaintiffs are committed to prosecuting this action and have retained competent counsel experienced in litigation of this nature. Plaintiffs' claims are typical of the claims of the other members of the Class and plaintiffs have the same interests as the other members of the

Class. Accordingly, plaintiffs are adequate representatives of the Class and will fairly and adequately protect the interests of the Class.

        29. The prosecution of separate actions by individual Class members would create the risk of inconsistent or varying adjudications with respect to the individual members of the Class which would establish incompatible standards of conduct for defendants, or adjudications with respect to individual members of the Class which would, as a practical matter, be dispositive of the interests of the other members not parties to the adjudications or substantially impair their ability to protect their interests.

        30. Defendants have acted on grounds generally applicable to the Class with respect to the matters complained of herein, thereby making appropriate the relief sought herein with respect to the Class as a whole.

                            SUBSTANTIVE ALLEGATIONS

A.      BACKGROUND

        31. McAfee was previously a wholly-owned subsidiary of Network. In December 1999, Network spun off an approximate 17% minority interest in the Company through an initial public offering of McAfee Class A common stock at a price of $12.00 per share.

        32. Network originally formed McAfee as a separate customer-focused company, among other reasons, to: (i) address the risk that new or existing competitors would utilize the Internet to supplant sales of Network's traditional boxed software products, particularly McAfee anti-virus products;
(ii) establish an environment specifically focused on creating the ASP business model and developing the related technology and IT infrastructure; (iii) provide greater operating and financial visibility for the McAfee business, which was expected to and did incur significant losses in 1999 and 2000 and a smaller level of losses in 2001; and
(iv) capitalize, through continued majority ownership of McAfee, on the higher financial market valuations given at the time to Internet-based companies, particularly consumer-focused Internet companies.

     33. In connection with its formation, McAfee and Network entered into a number of agreements. For example, McAfee and Network are parties to a technology cross-license agreement in which the parties agreed that, among other things: (i) McAfee.com could utilize Network Associates' technology to offer single-user consumer licenses for products and services sold over the Internet or for Internet-based products and licensing of the technology to original equipment manufacturers, or OEMs, for sale to individual consumers; and (ii) Network Associates retained the right to sell "shrink-wrapped" boxed products incorporating the licensed technology through non-online distribution channels.

     34. In March 2001, Network and McAfee also entered into reseller agreements, under which the parties agreed that McAfee may resell Network Associates products to business customers, except in Japan, and Network may resell McAfee products to OEMs and end-users, including consumers, directly or through other ASPs. Network has recently attempted to limit the Company's rights under these agreements in an effort to bolster its own financial performance to the detriment of McAfee.

B.   THE INITIAL OFFER

     35. Network's interest in buying back the publicly held shares of McAfee purportedly began in February 2002. Network retained JPMorgan to advise it concerning a potential buyback transaction. Over the next several weeks, Network's senior management consulted with JPMorgan regarding a possible recombination. At a meeting of Network's Board of Directors held on March 16, 2002, the Network directors considered and unanimously approved the Initial Offer, pursuant to which Network would offer to acquire all outstanding McAfee Class A shares in exchange for 0.675 shares of Network common stock per share.

        36. That same day, defendant Samenuk, Chairman and Chief Executive Officer of Network, held a telephonic conversation with McAfee's outside directors to inform them of the Initial Offer. Shortly thereafter, defendant Samenuk delivered a letter on Network letterhead to each of the McAfee directors who were not members of Network's board or management stating that the Initial
Offer:

            . . . is being made directly to McAfee.com's stockholders and we believe that it should be well received by them. As noted, our offer represents a meaningful premium to your market price. Furthermore, McAfee.com stockholders, through their ownership of Network Associates common stock, will continue to participate in McAfee.com's business and will also participate in our other businesses.

        37. On or about March 18, 2002, Network publicly announced the Initial Offer. Further, McAfee announced that its board of directors had formed a special committee of outside directors Frank C. Gill and Richard M. Schell to review and evaluate McAfee's options and make recommendations to the entire board of directors. On March 25, 2002 the McAfee special committee publicly indicated that it believed the Initial Offer was inadequate from a financial point of view.

        38. On March 26, 2002, before the filing of the Registration Statement for the Initial Offer, Network announced that the staff of the SEC had commenced a "Formal Order of Private Investigation." Network stated that "we believe the inquiry is focused on our accounting practices during the 2000 fiscal year, but the SEC may look at other periods. Although we cannot predict how long it will take to resolve, we intend to work cooperatively with the SEC staff in connection with this inquiry." In response to this announcement, the trading price of Network common stock declined precipitously.

C.   THE REVISED OFFER

     39. On or about April 10, 2002, as a direct result of parallel discussions and negotiations with plaintiffs' counsel and the special committee, Network announced the Revised Offer, increasing the exchange ratio from 0.675 to 0.78. Further, Network announced that it had agreed to condition the Revised Offer upon a majority of McAfee's Class A shares tendering into the Revised Offer.

     40. Further, McAfee announced that its Board of Directors, based upon the findings and recommendation of its special committee, recommended that McAfee's Class A shareholders tender their shares into the Revised Offer.

D.   THE WITHDRAWAL OF THE REVISED OFFER

     41. Shortly after the Revised Offer was commenced, Network abruptly withdrew the Revised Offer due to accounting problems. Specifically, in a press release issued on April 25, 2002, Network announced that it "had discovered accounting inaccuracies in its 1999 and 2000 financial statements requiring the restatement of these financials." Network further disclosed that "it planned to conduct an internal investigation under the direction of its audit committee of its Board of Directors to determine the scope and magnitude of these inaccuracies."

     42.  Network further stated:

          Although the investigation is still in its preliminary states and the full extent of the restatement and all covered periods have yet to be conclusively determined, nothing has come to the attention of management or the Audit Committee that indicates the results of operations for 2001 or Q1 2002 require restatement.

        43. In light of the anticipated restatement, Network stated that it was withdrawing the Revised Offer, which had been scheduled to expire at 12:00 midnight, April 25, 2002.

E.      NETWORK RESTATES ITS RESULTS OF OPERATIONS

        44. On or about May 17, 2002, Network announced that it had completed its internal investigation and that it was restating its statement of operations and balance sheet for the years ended December 31, 1998, 1999 and 2000. In addition, to give effect to accumulated prior period adjustments and their related tax impacts, Network disclosed that it would restate its December 31, 2001 and March 31, 2002 balance sheets. Network stressed that the results of operations for the year ended December 31, 2001 and the quarter ended March 31, 2002 were not impacted by the restatements.

        45. On or about June 28, 2002, Network completed its restatement by filing amendments to its previously reported results of operations with the SEC. The total amount of earnings restatements ended up being $23.5 million, $32.7 million, $44.5 million and $28.4 million for the years ended Dec. 31, 2001, 2000, 1999 and 1998, respectively.

F.       THE RENEWED OFFER

        46. Before the ink dried on its substantial accounting restatement, on July 1, 2002, Network announced that it was instituting its offer to acquire all of the outstanding shares of McAfee Class A common stock for 0.78 shares of Network common stock per McAfee share. Notwithstanding the fact that the exchange ratio of 0.78 had previously been recommended by the McAfee special committee, Network did not seek approval or input from the McAfee Board or its special committee.

        47. The Renewed Offer is conditioned on the tender of a sufficient number of McAfee

Class A shares such that, after the offer is completed, Network would own at least 90% of all outstanding shares of McAfee common stock. This 90% minimum condition can be waived by Network, but in no event will the Renewed Offer be completed if less than a majority of the Class A shares are tendered into the Renewed Offer.

     48. The Renewed Offer, unlike the Initial Offer and/or the Revised Offer, is also conditioned upon McAfee's directors refraining from adopting or implementing any structural defense to the exchange offer.

     49. The Renewed Offer commenced on July 2, 2002 and is scheduled to expire on July 30, 2002.

G.   THE RENEWED OFFER IS UNFAIR

     50. The Renewed Offer's exchange ratio of 0.78 is unfair to McAfee's Class A shareholders. Since the Revised Offer was made in early April 2002, several factors have emerged that demonstrate that McAfee's Class A shareholders deserve a much higher exchange ratio. For example, while McAfee's results of operations for the first quarter of 2002 evidence substantial quarter-over-quarter growth, Network's corresponding results of operations evidence a decline.

     51. Specifically, for the first quarter of 2002 ended March 30, 2002, the Company reported quarterly net income of approximately $5.5 million, compared to net income of only $909,000 during the prior quarter. Thus, McAfee enjoyed quarterly net income growth of almost 500%. As noted supra McAfee's performance and prospects have elicited favorable comment from analysts who follow its stock.

        52. In contrast, Network's operations, excluding McAfee, demonstrate a substantial slow-down during the first quarter of 2002. For the quarter ended March 31, 2002, Network reported pro forma net earnings, excluding McAfee, of $15.9 million or $0.09 per share. For the prior quarter, Network had reported net earnings, excluding McAfee, of $40.5 million, or $0.23 per share. Thus, Network's quarter-over-quarter net earnings lost approximately 60%.

        53. The premium over the market price for McAfee stock in the Renewed Offer is also materially deficient. The Renewed Offer reflects a one-day premium of approximately 3% to McAfee's closing price on June 28, 2002 of $14.64 per share. Relative to comparable transactions, a 3% premium is extremely meager. In stark contrast, the average one week premium for the nine months rolling through June 7, 2002 in transactions under $5 billion is 27.4%. An analysis of all merger transactions involving public companies in 2000 reflects a 41% average premium over the five days preceding the announcement of the transaction; an analysis of all merger transactions involving public companies in 2001 reflects a 46.9% average premium over the five days preceding the announcement of the transaction; an analysis of all merger transactions involving stock-for-stock mergers of public companies over the last two years reflects a 37% average premium over the five days preceding the announcement of the transaction; an analysis of all merger transactions involving public companies over the past two years in which the seller's stock price was $10-$25 reflects a 38.8% average premium over the five days preceding the announcement of the transaction; an analysis of all merger transactions involving public companies in the last two years in which the transaction value was greater than $500 million reflects an average premium paid over the five days preceding the announcement of the transaction of 38.2%. Under each of these analyses, the premium reflected in the Renewed

Offer is grossly inadequate.

     54. Moreover, the Renewed Offer's valuation of approximately $15.07 per McAfee share is well below McAfee's trading price on the last trading day prior to the Initial Offer and pales in comparison to McAfee's 52-week high of approximately $42.69 per share.

     55. Also illustrative of the inadequacy of the Renewed Offer's exchange ratio is the recent transaction between Sabre Holdings Corp. ("Sabre") and Travelocity.com, Inc. ("Travelocity"). Sabre is a travel industry services provider, which like Network, owned a majority interest in Travelocity, a related internet based business. Like Network, Sabre determined that market conditions made an acquisition of the publicly held shares of its internet subsidiary highly desirable. Therefore, Sabre announced a tender offer for the publicly held shares of Travelocity at $23 per share, a 20% premium to Travelocity's trading price. The next day, Travelocity's common stock jumped above the tender offer price. Consequently, Sabre was forced to increase its offer by an additional 22% to $28.00 a share, representing more than a 44% premium to the price of Travelocity shares immediately prior to the announcement of the tender offer.

     56. The Renewed Offer is a blatant attempt by Network to usurp unfairly from the McAfee minority stockholders their proportionate interest in McAfee's current value and in the future growth of McAfee's business and future gains in McAfee stock. The Renewed Offer, for grossly inadequate consideration, will deny plaintiffs and the other members of the class of their right to share proportionately in McAfee's real current value and future success.

     57. Plaintiffs and all other minority stockholders of McAfee will be damaged in that they will not receive in the Renewed Offer their fair portion of the value of McAfee. The Renewed Offer is unfair and inadequate from both a financial and process perspective. From a financial perspective, the fair value of McAfee common stock, as determined by any objective valuation measure, is materially in excess of the value of the consideration being offered by Network. The purported "premium" is totally inadequate by reference to any standardized benchmark used for comparison.

     58. Moreover, because the Renewed Offer provides no protection to McAfee shareholders against a further precipitous drop in the price of Network shares, the McAfee public shareholders are at a serious risk of having the consideration to be received by them decimated by any further negative news regarding Network.

     59. From a process perspective, Network has decided to proceed with the Renewed Offer, unilaterally dispensing with the usual procedure of first obtaining special committee approval. Network has further publicly stated that it has no intention of selling its shares of McAfee Class B common stock to any third parties, effectively preventing any auction or other means for the market to openly and fairly value the company. Moreover, such a sale would be virtually impossible since Network owns all of the technology marketed by McAfee, and in fact owns all of the rights to the trade name of McAfee.

H.   The Registration Statement is Misleading

     60. Network has also breached its fiduciary duties owed to McAfee's public shareholders by failing to provide complete information in its tender offer materials. Network has a duty to disclose fully and fairly all material information regarding the prospects and value of both McAfee and Network so that the McAfee minority shareholders can make an informed decision whether or not to tender their shares into the Renewed Offer. Network has failed to do so.

     61. For example, while the Registration Statement mentions that McAfee and Network have recently experienced disagreements under the reseller's agreements, the Registration Statement does not disclose that Network's current interpretation of the reseller's agreements results in a lower valuation of McAfee. Indeed, Network's recent attempts to limit McAfee's rights under the agreements materially affects McAfee's potential growth and earnings.

     62. Moreover, although the Registration Statement discloses the fact that Network has restated its results of operations for 1998, 1999, and 2000, Network does not reveal why the SEC is still investigating its financial reporting. Network merely states that the restatement did not resolve the SEC's investigation. Without further, meaningful disclosure concerning the subject matter and issues being pursued by the SEC, McAfee shareholders cannot fairly assess the integrity of Network's market value or the potential for further restatements. The SEC has been investigating McAfee since March 2002. Clearly, Network is aware of the focus of the SEC's investigation. The Renewed Offer provides no downside protection for the McAfee Class A shareholders in the event of further revelations regarding accounting irregularities at Network. Thus, McAfee's Class A shareholders are entitled to a meaningful delineation of the scope of the ongoing SEC inquiry and the potential damage to Network's share value of a negative conclusion from the inquiry.

     63. Similarly, the Registration Statement omits any explanation of what remedial steps Network has taken to prevent the "accounting inaccuracies" it recently discovered from recurring going forward. Absent a meaningful explanation of Network's implementation of corrective procedures, McAfee shareholders cannot properly assess the desirability of the Renewed Offer.

     64. Further, as set forth above, the premium inherent in the Renewed
Offer is entirely insufficient. The Registration Statement however, touts the fact that the offer provides a 3% premium to McAfee shareholders. This portrayal of a premium is materially misleading as Network fails to provide any comparable premium analyses or similar information which would enable McAfee's public shareholders to judge the premium provided by the Renewed Offer versus premiums in comparable transactions.

     65. The Registration Statement also provides stale earnings projections for McAfee. As set forth above, since the Revised Offer was made, McAfee has posted extremely impressive financial results which were not incorporated into the April 11, 2002 projections included in the Registration Statement. Moreover, the existing projections likely do not incorporate the growth opportunities cited by JP Morgan in the May 24, 2002 report, including the pending expansion of McAfee's partnership with Microsoft.

     66. Finally, the Registration Statement does not disclose the financial performance of either McAfee or Network for the second quarter of 2002, notwithstanding the fact that the respective second quarters for both companies ended June 30, 2002.

                                    COUNT I

           BREACH OF FIDUCIARY DUTY AGAINST THE INDIVIDUAL DEFENDANTS

        67. Plaintiffs repeat and reallege the foregoing allegations as if fully set forth herein.

        68. Network has timed the Renewed Offer to acquire the stake of McAfee's public shareholders in order to capture for itself a grossly disproportionate share of McAfee's future potential without paying adequate or fair consideration to the Company's public shareholders.

        69. Network timed the announcement of the Renewed Offer to place an artificial lid on the market price of McAfee's stock so that the market would not reflect McAfee's improving potential, thereby purporting to justify an unfair exchange ratio.

        70. Network has access to internal financial information about McAfee, its true value, expected increase in true value and the benefits of 100% ownership of McAfee to which plaintiffs and the other Class members are not privy. Network is using such inside information to benefit itself in this transaction, to the detriment of the McAfee's public stockholders. Network has clear and material conflicts of interest. Network controls the Company and its proxy machinery. It effectively controls a majority of McAfee's directors who are beholden to Network for their offices and the valuable perquisites which they enjoy therefrom.

        71. Network, with the acquiescence of its designees on the Board of McAfee, is engaging in self-dealing and not acting in good faith toward plaintiffs and the other members of the Class. By reason of the foregoing, defendants have breached and are breaching their fiduciary duties to the members of the Class.

        72. Unless the proposed exchange offer is enjoined by the Court, defendants will continue to breach their fiduciary duties owed to plaintiffs and the members of the Class to the irreparable harm of the members of the Class.

     73. Plaintiffs and the Class have no adequate remedy at law.

                                    COUNT II

              NETWORK HAS FAILED TO DISCLOSE MATERIAL INFORMATION

     74. Plaintiffs repeat and reallege the foregoing allegations as if fully set forth herein.

     75. Network has violated its duty to disclose all material information germane to the Renewed Offer. Network is attempting to deprive plaintiffs and other members of the Class of the true value of their investment in McAfee without giving the Company's public shareholders all material information necessary to make an informed decision regarding whether to tender their shares to Network or reject the Renewed Offer in sufficient numbers to defeat it.

     76. Plaintiffs have no adequate remedy at law.

     WHEREFORE, plaintiffs demand judgment as follows:

          A. enjoining, preliminarily and permanently, the Renewed Offer;

          B. to the extent, if any, that the Renewed Offer is consummated prior to the entry of this Court's final judgment, rescinding the same or awarding rescissory damages to the Class;

          C. directing that defendants account to plaintiffs and the Class for all damages caused to them and account for all profits and any special benefits obtained by Network as a result of the unlawful conduct complained of herein;

          D. awarding plaintiffs the costs and disbursements of this action, including a reasonable allowance for the fees and expenses of plaintiffs' attorneys and experts; and

          E. granting such other and further relief as the court deems appropriate.

                                   CHIMICLES & TIKELLIS LLP
                                   One Rodney Square
                                   P.O. Box 1035
                                   Wilmington, DE 19801
                                   (302) 656-2500

                                   ROSENTHAL, MONHAIT, GROSS &
                                    GODDESS, P.A.


                                   By: /s/ [SIGNATURE ILLEGIBLE]
                                      -----------------------------------
                                      919 North Market Street, Suite 1401
                                      P.O. Box 1070
                                      Wilmington, DE 19899
                                      (302) 656-4433

                                      Plaintiffs' Co-Liaison Counsel

Bernstein Liebhard & Lifshitz, LLP
10 East 40th Street, 22nd Floor
New York, NY 10016

Faruqi & Faruqi, LLP
320 East 39th Street
New York, NY 10016

Schiffrin & Barroway, LLP
Three Bala Plaza East, Suite 400
Bala Cynwyd, PA 19004

Plaintiffs' Lead Counsel

                             CERTIFICATE OF SERVICE

      I, Joseph A. Rosenthal, Esquire, do hereby certify that on this 8th day of July, 2002, I caused copies of foregoing Notice and Second Amended Class Action Complaint to be served by hand delivery upon:

Alan J. Stone, Esquire                    Karen Lynn Valihura, Esquire
Morris Nichols Arsht & Tunnel             Skadden Arps Slate Meagher & Flom LLP
1201 North Market Street                  One Rodney Square
Wilmington, DE 19801                      Wilmington, DE 19801


                                          /s/   JOSEPH A. ROSENTHAL
                                          -------------------------------------
                                          Joseph A. Rosenthal

cc:   Pamela S. Tikellis, Esquire